FILED BY EXPRESS SCRIPTS, INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: EXPRESS SCRIPTS, INC.,
MEDCO HEALTH SOLUTIONS, INC. AND ARISTOTLE HOLDING, INC.
COMMISSION FILE NO. 0-20199
FINAL TRANSCRIPT
Thomson StreetEventsSM
ESRX — Express Scripts Inc at Stifel, Nicolaus & Company Inc. Healthcare Conference
Event Date/Time: Sep. 08. 2011 / 6:40PM GMT

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FINAL TRANSCRIPT
Sep. 08. 2011 / 6:40PM, ESRX — Express Scripts Inc at Stifel, Nicolaus & Company Inc. Healthcare Conference
CORPORATE PARTICIPANTS
David Myers
Express Scripts, Inc. — VP IR
CONFERENCE CALL PARTICIPANTS
Steven Halper
Stifel Nicolaus & Co., Inc. — Analyst
PRESENTATION
Steven Halper - Stifel Nicolaus & Co., Inc. — Analyst
Today we’re very pleased to have David Myers, who’s the Vice President of Investor Relations for Express Scripts. There’s no shortage of topics to discuss with David regarding the pending merger with Medco, got a little issue going on with Walgreens here. So I’m going to turn it over to David for some introductory comments. And, of course, you guys are more than welcome to ask questions. Nothing is sacred, I guess.
David Myers - Express Scripts, Inc. — VP IR
Thanks, Steve, and hello, everyone. Before I begin, I have to read a customary forward-looking statement that statements I make today may be forward-looking and therefore involve risks and uncertainties. A list of factors that could cause actual results to differ from what we talk about today can be found in our recent SEC filings.
Just a few comments before we get started. Interesting, four days ago actually marked the 25th anniversary of our incorporation, so we’ve been around a quarter of a century, focused on making the use of drugs safer and more affordable. We’ve done this through a model of alignment. That is, as we save our clients money, we make more money.
And saving money is really important, especially in this economy. And as a result, plan sponsors increasingly are turning to us for help to take advantage of our tools designed to drive out waste and improve health outcomes. To that end, we’re helping our clients by deploying consumerology, which is the application of behavioral sciences to healthcare. That way we can better understand what drives our members’ behavior and put them in a better disposition to make decisions that will drive out waste and improve health outcomes.
So over the years, we’ve innovated, executed, delivered superior shareholder value. And those of you who followed us know we never stand still. A couple of years ago we announced the acquisition of NextRx. Since then, we’ve closed it, completed the integration at the lower end of our cost and time estimates. We also reached the $1 billion run rate of EBITDA.
And as many of you might have read, we did announce a transaction with Medco a few weeks ago — six weeks ago. I’m sure you’ll ask a few questions about that.
So with that, I’m ready to turn it over for questions, Steve.

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FINAL TRANSCRIPT
Sep. 08. 2011 / 6:40PM, ESRX — Express Scripts Inc at Stifel, Nicolaus & Company Inc. Healthcare Conference
QUESTIONS AND ANSWERS
Steven Halper - Stifel Nicolaus & Co., Inc. — Analyst
Okay, great. So why don’t you start off talking about the Medco transaction, and what are the strategic benefits of combining with Medco, considering it’s two of the three largest pharmacy benefit companies in the country?
David Myers - Express Scripts, Inc. — VP IR
Sure. So we’ve always complemented our strong organic growth with strategic transactions designed to increase business segments or offer new business segments to enter, offer new products and services, increase the scope of our business. We’ve always been opportunistic in looking for ways to enhance shareholder value. And this is a great transaction to do that.
Over the years, we have had talks with Medco about a possible transaction, but this is a transaction the nation needs now. There’s a national mandate to lower the cost of drugs, improve health outcomes. Together with Medco, we have different strengths in clinical, mail technology, specialty technology, client patient services, behavior economics, different services. And with these complementary strengths, really, we can accelerate rolling out clinical tools designed to drive out this waste and improve health outcomes.
Our PBM services, our Medicare and Medicaid services, our specialty services will be unparalleled in the industry. And together, we’ll be better positioned to help clients and patients navigate healthcare reform.
End of the day, this transaction will let us accelerate driving out the more than $400 billion a year in pharmacy-related waste. And the transaction really continues our legacy of innovation, alignment and, really, our focus on what we do best, and that’s driving out waste and improving health outcomes.
Steven Halper - Stifel Nicolaus & Co., Inc. — Analyst
When the Company announced the transaction, you identified $1 billion in cost savings that you would be able to realize. What are the sources of those cost savings, and what would be the timeframe to realize those?
David Myers - Express Scripts, Inc. — VP IR
Sure. So we announced the transaction July 21. Our due diligence to date had identified $1 billion in net synergies, net in that there are negative synergies we have taken into account. This is not just about cutting cost. This transaction is more about putting two complementary companies together to drive out the waste, to drive out cost, improve health outcomes.
That being said, whenever you do have a transaction like this, there are opportunities to save cost. To some extent, there is some efficiencies in the supply chain, but more so, the majority of the benefits really come from rationalizing footprint and eliminating duplicate functions. But we haven’t been specific on the sources other than that’s the types of synergies you can expect as we continue moving down this integration planning. Once we close the transaction, we’ll continue to refine that estimate and keep you guys updated.
The fact is, we’ll get to that full run rate of synergies when we’re done integrating, which we expect takes 18 to 24 months after closing.
Steven Halper - Stifel Nicolaus & Co., Inc. — Analyst
And so the $1 billion within 18 to 24 months of closing?

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FINAL TRANSCRIPT
Sep. 08. 2011 / 6:40PM, ESRX — Express Scripts Inc at Stifel, Nicolaus & Company Inc. Healthcare Conference
David Myers - Express Scripts, Inc. — VP IR
That’s correct.
Steven Halper - Stifel Nicolaus & Co., Inc. — Analyst
And when you talk about efficiencies in the supply chain, I’m assuming you’re talking about, number one, purchasing for mail order. Do you have any insight as to who purchases better at mail order, or is it too early to answer that question?
David Myers - Express Scripts, Inc. — VP IR
We are not able to look at their contracts. It’s just against FTC rules. So to look at some of the synergies, we had a clean room with an independent third party that reviewed some amount of contracts, comparing the two companies, reporting back what their estimate of efficiencies would be. But that’s a number that we’ll have to true up once we close and can look at each other’s contracts.
Steven Halper - Stifel Nicolaus & Co., Inc. — Analyst
Right, okay. One other question. Can you provide a percentage or a rough percentage, so is it 50% efficiencies in the supply chain and 50% eliminating duplications? Any sort of like that?
David Myers - Express Scripts, Inc. — VP IR
I’d say supply chain would be the smallest piece.
Steven Halper - Stifel Nicolaus & Co., Inc. — Analyst
Okay.
David Myers - Express Scripts, Inc. — VP IR
Driving out cost, duplicate cost, would be the biggest piece.
Steven Halper - Stifel Nicolaus & Co., Inc. — Analyst
Okay. So I guess the question that we all have is FTC and, I guess, was it Tuesday or last week, you got the Second Request for Information. That’s not a surprise. And I’m sure that you had lots of high-priced lawyers look at the combination and sort of pass judgment on it. So what is the Company’s view or insight into how the regulators will look at the transaction, because it all depends how they segment the market. Will they do it on a narrow basis? Will they do it on a broad basis? Give us some of those insights that the legal team brought to the management team.
David Myers - Express Scripts, Inc. — VP IR
Sure. So one thing you know, we don’t stand still. The other thing you should know if you followed us, we don’t really go down a path unless we think we can get to the finish line.

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FINAL TRANSCRIPT
Sep. 08. 2011 / 6:40PM, ESRX — Express Scripts Inc at Stifel, Nicolaus & Company Inc. Healthcare Conference
So, obviously, yes, we did have significant consultation with FTC counsel before we launched. We also assessed the marketplace. It’s very competitive, getting increasingly competitive. New emerging players coming into the marketplace, increasing the competition. So we think this is a transaction needed. This is all about driving down cost. This is very pro-competitive.
So I’m not going into the details of what the FTC might be looking at, other than the Second Request was very much in line with what we expected we would see. We have worked with the FTC, and will continue to work closely with them to get this transaction approved as rapidly as possible. And as we announced last week when we notified the financial community that we got the Second Request, we reiterated, we still believe we can get this transaction closed within the first half of next year. So we’re excited about the combination. We’ve begun the integration planning, and we’ll work closely with the FTC to get this thing approved.
Steven Halper - Stifel Nicolaus & Co., Inc. — Analyst
Question, please.
Unidentified Audience Member
Is there a breakup fee?
Steven Halper - Stifel Nicolaus & Co., Inc. — Analyst
The question is, is there a breakup fee associated with the transaction?
David Myers - Express Scripts, Inc. — VP IR
There is a breakup fee for common reasons — if one party accepts another higher offer, if one Board reverses their opinion of the merger. But there is no breakup fee for regulatory approval.
Steven Halper - Stifel Nicolaus & Co., Inc. — Analyst
Any other questions? So while we’re on the subject, why don’t we talk about the overall competitiveness in the market? What would be the combined market share of the two companies? And talk about some of the competitive dynamics that would give us comfort that yes, you can get approval for this transaction.
David Myers - Express Scripts, Inc. — VP IR
Yes. I won’t go into market share details and percentages. Don’t have that in front of me. But we know who we compete with, and we compete not only with CVS, we also compete with United’s PBM is out in the marketplace competing. Prime Therapeutics has been very interested in growing in the large employer space. Catalyst is very active in bidding. Cigna, Aetna, many PBMs compete in our space and all markets, which is one of the reasons we think we can get this transaction accomplished. There is robust competition in the marketplace. We deal with sophisticated plan sponsors that can evaluate the bid. This is all about bringing down the cost to the end user, and this is why we’ve launched this transaction.
Steven Halper - Stifel Nicolaus & Co., Inc. — Analyst
Notwithstanding all the noise from the pharmacy associations that have said that was a bad thing, but that’s to be expected, right?

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FINAL TRANSCRIPT
Sep. 08. 2011 / 6:40PM, ESRX — Express Scripts Inc at Stifel, Nicolaus & Company Inc. Healthcare Conference
David Myers - Express Scripts, Inc. — VP IR
Exactly.
Steven Halper - Stifel Nicolaus & Co., Inc. — Analyst
Let’s talk about the other major topic that has surfaced over the last couple of months. Express and Walgreens can’t seem to get on the same page in terms of having Walgreens in the Express network. Why don’t you give us a little background information on the situation, and how does Express respond to client inquiries when the Company is asked, what do you mean I can’t tell my members to, they won’t be in the network anymore and my employees or members can’t go to Walgreens to have their prescriptions filled?
David Myers - Express Scripts, Inc. — VP IR
So — long question. Let me try to answer that. It’s a shame to me that Walgreens, after briefly negotiating with us and with six months to go in the contract, declared they’re done, they’ve reached an impasse, we’re not going to accept their take-it-or-leave-it contract. And they announced to the world that we’re no longer going to be served by their pharmacies beginning January 1.
What’s worse to me is they spent the next several weeks, instead of talking to us, they’ve been negotiating this in the public domain. They’ve been talking to the media, they’ve been talking to your investors, and frankly, spreading a tremendous amount of misleading and inaccurate information.
The fact is, we are open to a contract with Walgreens, but it’s got to be under terms and conditions not only acceptable to Walgreens, but acceptable to us and our clients. To tell you the truth, we’ve reached out to Walgreens recently and offered them a contract that would guarantee that their rates would be in the middle of the pack of all pharmacies in our network. We offered to hire an independent third-party accounting firm to verify annually that their rates are in the middle of the pack of the rest of the pharmacies. And to tell you the truth, rates like this would give them a competitive advantage. Because of their scale and their size, they buy better than average. They would be well positioned in the marketplace. They never responded to this offer.
But instead, have continued to put out misinformation, inaccurate information demanding that they receive premium reimbursements, which is surprising, considering the level of generics coming on the marketplace over the next several years. We don’t understand why they’ve taken this approach. We don’t understand why they continue to put out press releases and not talk to us.
Because the truth of the matter is, if what they said in their white paper a few days ago was true, if their rates are within the range of other pharmacies, we would have signed this contract a long time ago. The truth of the matter is, they are a high-cost provider, and with rate increases they’re proposing over the next three years, this will drive them far away from the pack. And in an era where we’re seeing a wave of generics coming in the marketplace, where other retailers are providing rate relief, other retailers are recognizing the value of generics and willing to share it with PBM members and PBM clients, Walgreens is purporting to keep the generic benefit for themselves.
Without Walgreens, we meet 100% of our client contracts for network access. Despite what they’ve been telling you, we are not in violation of our contracts. We’re not having to pay penalties. We meet 100% of our client contracts for network access. There’s about 60,000 other pharmacies in the country willing to work with us to make drugs more affordable for patients, exactly what America needs today. On average, there’s another pharmacy within 0.5 mile of Walgreens stores, and in New York City, there’s another pharmacy within 100 feet, on average, of every Walgreens or Duane Reade pharmacy.

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FINAL TRANSCRIPT
Sep. 08. 2011 / 6:40PM, ESRX — Express Scripts Inc at Stifel, Nicolaus & Company Inc. Healthcare Conference
Our clients, to answer your question, our clients know what stands between them and higher costs throughout our entire pharmacy network is us negotiating for fair rates on their behalf, and they’re very supportive of us. And they’re very happy we are working hard every day to bring the cost of drugs down for them.
Steven Halper - Stifel Nicolaus & Co., Inc. — Analyst
So specifically, when you have a client situation — I should say, during the selling season, did this come up in the conversations in terms of new prospective clients?
David Myers - Express Scripts, Inc. — VP IR
Again, in this environment, clients are very supportive. They understand that we help to take advantage of generic drugs, we help with utilization. Our tools are needed. Clients are very supportive. Clients understand there’s 60,000 other pharmacies. And when you think about in this country, there’s 30,000 McDonald’s and Starbucks. On my drive over here today, I must have passed 20. Well, there’s double the number of pharmacies. So there are adequate access. There’s pharmacies, complete access for our members.
The fact is, clients know they can save money by just taking a few pharmacy chains out of the network. Instead of having 60,000 or 70,000 pharmacies, they can offer 50,000, still have plenty of access, and get better rates. They’ll save money. So it’s the economy, as clients are trying to find ways to preserve the pharmacy benefit and pay health benefits, this becomes another tool how they can help bring down the cost of drugs without limiting convenience. So our clients are supportive of this, and we’ll go forth. We have prepared our clients, we’ve notified them to expect no Walgreens in the network January 1, and we’re getting good support among our clients.
Steven Halper - Stifel Nicolaus & Co., Inc. — Analyst
So have the payers and employers, have they begun to inform their members?
David Myers - Express Scripts, Inc. — VP IR
Yes. That is happening now. Many clients are asking for what they can do today.
Steven Halper - Stifel Nicolaus & Co., Inc. — Analyst
Like talking points to — for the transition?
David Myers - Express Scripts, Inc. — VP IR
So it’s not — they’re in the network today. There could be coupon programs that other retailers are offering to help bring members into their stores. So we’re doing what we can. We have websites, we have 800 numbers where members can get online and quickly find the 10 pharmacies closest to their home. We’re making this transition as easy as possible, and I’ve heard very little noise from it.
Steven Halper - Stifel Nicolaus & Co., Inc. — Analyst
Is there sort of a date in your mind where there’s no going back? Do you have to have, if there’s going to be a negotiation, does it have to be done by December 1?

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FINAL TRANSCRIPT
Sep. 08. 2011 / 6:40PM, ESRX — Express Scripts Inc at Stifel, Nicolaus & Company Inc. Healthcare Conference
David Myers - Express Scripts, Inc. — VP IR
We’d open and welcome them in to talk today, tomorrow. The sooner they talk, the better.
Steven Halper - Stifel Nicolaus & Co., Inc. — Analyst
But what I’m asking, is there a certain date and time where you can’t go back?
David Myers - Express Scripts, Inc. — VP IR
Not that I’m aware of.
Steven Halper - Stifel Nicolaus & Co., Inc. — Analyst
So, but again, if you get some — let’s just say it happens right at year end. Will there be a discontinuance of network services for a period of time?
David Myers - Express Scripts, Inc. — VP IR
Not that I’m aware of.
Steven Halper - Stifel Nicolaus & Co., Inc. — Analyst
Okay. So the calendar is not an issue.
David Myers - Express Scripts, Inc. — VP IR
No.
Steven Halper - Stifel Nicolaus & Co., Inc. — Analyst
With respect to that. Okay. Any questions regarding the Walgreens issue? Okay. So, David, let’s take a step back and focus on Express standalone. If you could provide a brief review of the second quarter results, and when do you start to see some of the benefits of driving higher mail and generic penetration rates into the NextRx space?
David Myers - Express Scripts, Inc. — VP IR
Sure. The second quarter, it seems like years ago, but we had a good quarter, earnings up 18%, in line with street expectations, despite the fact that we had some pretty good headwinds from the economy. Just saw much lower claims, much lower utilization across our book of business as a result of the economy. We saw lower utilization, we saw lower membership among our clients’ groups. Then we had about a 2% decrease in claims volume year over year.
Despite the claims headwind, we saw tailwinds from other productivity improvements in our business. We completed the integration of NextRx in the first quarter and not only eliminated the remainder of the duplicate expenses, but we also freed up resources to begin putting in productivity improvements, looking for ways to drive growth projects throughout the business. And you saw some of that pick up in the second quarter.

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FINAL TRANSCRIPT
Sep. 08. 2011 / 6:40PM, ESRX — Express Scripts Inc at Stifel, Nicolaus & Company Inc. Healthcare Conference
You also saw some pickup from generics, mainly from late 2010 generic launches that lost exclusivity during the second quarter. Still, the vast majority of generic benefits come in the second half of the year.
And the quarter also benefited from share repurchases, both the accelerated stock repurchase program and open market purchases we did. For the accelerated stock repurchase program, we took 29 million shares off the books in the quarter. You will get the full benefit of share repurchases in the second half. The second quarter’s a partial quarter. But also, since our stock has traded below the $59.50 strike price, we will get additional shares taken off our books as the SR is completed.
As far as WellPoint, we said several quarters ago, we won’t talk WellPoint specifics. They’re a great client, but we really don’t talk about clients specifically. So as I started out my remarks, I said clients are very interested in our tools, managed care included. So I’ll talk about WellPoint just in conjunction with other managed care clients.
One of the areas managed care has lagged is mail penetration. They’ve not been really willing to put in the types of mandatory programs that’s taken the drive to mail higher. That’s why we’ve rolled out Select Home Delivery, a voluntary program. It’s a choice program. The member just has to make a choice before they get a refill. Is it, do you want to go to retail or go you want to go to mail? It’s your choice. But while we have you online, we talk to you about not only the savings and convenience of mail, but also we do the work. We’ll call the doctor, we’ll get the prescription mailed to you. And members have migrated to that. We’ve seen a good pickup in that, although the economy is holding back what mail penetration could really be. We’ve seen the economy have an effect on that as well.
So we are selling Select Home Delivery into the managed care book of business, and we’re seeing good traction there as well. As far as WellPoint specifically, we both agreed we wouldn’t have discussions about trend management programs until we did get integrated. We are now done integrating, as I said earlier, so the discussions are ongoing about how we can work together and really get the true reason we did this alliance is to drive out waste, improve health outcomes, work together to use our tools. And those discussions are going on as we speak.
Steven Halper - Stifel Nicolaus & Co., Inc. — Analyst
Okay. Questions?
Unidentified Audience Member
(Inaudible question — microphone inaccessible.)
Steven Halper - Stifel Nicolaus & Co., Inc. — Analyst
So the question is, if the Medco merger is completed, will the Medco members have access to Walgreens, and what’s their contract status as a network provider?
David Myers - Express Scripts, Inc. — VP IR
Right. And because of FTC rules, I’m unable to comment on what happens post-closing. That’s just a topic I can’t discuss. I’m sorry.
Steven Halper - Stifel Nicolaus & Co., Inc. — Analyst
So going back to — yes, I’m sorry. Vince?

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FINAL TRANSCRIPT
Sep. 08. 2011 / 6:40PM, ESRX — Express Scripts Inc at Stifel, Nicolaus & Company Inc. Healthcare Conference
Unidentified Audience Member
(Inaudible question — microphone inaccessible.)
Steven Halper - Stifel Nicolaus & Co., Inc. — Analyst
Is there a change in control in all your PBM — I’m sorry?
Unidentified Audience Member
(Inaudible question — microphone inaccessible.)
Steven Halper - Stifel Nicolaus & Co., Inc. — Analyst
Is there a change in control provision in your retail network contracts?
David Myers - Express Scripts, Inc. — VP IR
I don’t believe so, but that’s not an area I could tell you just tentatively. I’ll have to get back to you if I can.
Unidentified Audience Member
(Inaudible question — microphone inaccessible.)
David Myers - Express Scripts, Inc. — VP IR
Well, it depends on how the contracts read. But typically, you can look for who has the better contract, and you can migrate to that contract. But again, that was after we close, we could review their contracts to ensure that we could move them to our — so I can’t speak about Medco. We haven’t seen their contracts. But typically, in our previous transactions, you can look for the best contract and pick and choose which contracts survive going forward.
Unidentified Audience Member
(Inaudible question — microphone inaccessible.)
David Myers - Express Scripts, Inc. — VP IR
I’m not following your question.
Unidentified Audience Member
(Inaudible question — microphone inaccessible.)

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FINAL TRANSCRIPT
Sep. 08. 2011 / 6:40PM, ESRX — Express Scripts Inc at Stifel, Nicolaus & Company Inc. Healthcare Conference
David Myers - Express Scripts, Inc. — VP IR
Right. But again, we’ll have to review contracts before we can make a definitive decision.
Steven Halper - Stifel Nicolaus & Co., Inc. — Analyst
Other questions?
Unidentified Audience Member
(Inaudible question — microphone inaccessible.)
Steven Halper - Stifel Nicolaus & Co., Inc. — Analyst
So broadly speaking, what is the mail order penetration rates for the managed care, your managed care customers?
David Myers - Express Scripts, Inc. — VP IR
Yes, I would say managed care mail is 15% to 20%, let’s say, give or take. When you think about maintenance drugs being dispensed, say, maintenance drugs make up about 75% of drugs being dispensed. We have some clients, employer clients, with 60-plus percent mail penetration. So there’s no reason why mail can’t go much higher. We expect mail to go much higher in the future, a combination of an improving economy, a combination of continuing to sell our Select Home Delivery products, but we believe mail can grow in our managed care book of business.
Unidentified Audience Member
(Inaudible question — microphone inaccessible.)
Steven Halper - Stifel Nicolaus & Co., Inc. — Analyst
What is managed care looking for in terms of value proposition? Because historically, managed care had enough local volume presence to drive volume at the retail side, right, as opposed to get all the — but now it’s sort of shifted.
David Myers - Express Scripts, Inc. — VP IR
Right. But we think our mail value proposition, people on mail, our research has proven adherence rates are higher when mail is used. We believe mail is more efficient, more convenient. We have a one-on-one relationship with the patient. They can talk to us from the privacy of their home. I know our competitors will disagree, but we do truly believe that mail offers managed care better adherence. Better adherence means less hospitalization, lower medical costs down the road. So managed care is very interested in getting higher mail penetration.
Steven Halper - Stifel Nicolaus & Co., Inc. — Analyst
Caroline?

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FINAL TRANSCRIPT
Sep. 08. 2011 / 6:40PM, ESRX — Express Scripts Inc at Stifel, Nicolaus & Company Inc. Healthcare Conference
Unidentified Audience Member
(Inaudible question — microphone inaccessible.)
Steven Halper - Stifel Nicolaus & Co., Inc. — Analyst
The question is, beyond Lipitor, what other drugs that are going generic have a high mail-order penetration rate?
David Myers - Express Scripts, Inc. — VP IR
Yes, I don’t want to get into individual drug names. But if you look at the drugs going generic, many are maintenance drugs. Many are drugs you take every single day. Our highest profit per script is the same type of script that saves the client and the patient the most money, and so mail generic. So we are excited about the future generic wave.
Make sure everyone understands, when a generic is first launched, if there’s one competitor, if it’s under exclusivity, we make very little, if any, more. Our clients don’t save, because there’s just not any further discounting. After the six months, then many manufacturers enter the marketplace and it brings down the cost. We can save our clients a lot of money, and we can make a little bit more money.
So the generic wave depends on vibrant competition, which we expect, but a lot of people expecting the one drug that’s coming out later this year. The fact is, there will be a six-month exclusivity, and profits will expand after that six-month period. So even though there’s a lot of drugs being launched in ‘11 and ‘12, really, it takes the non-exclusive period to generate the greatest profits for us.
Steven Halper - Stifel Nicolaus & Co., Inc. — Analyst
So, David, the Company’s spent a lot of time building out what you call the consumerology lab to monitor member behavior and to model member behavior. Tell us about consumerology and what the reaction is to existing clients and potential clients with this distinctive approach?
David Myers - Express Scripts, Inc. — VP IR
Okay, in two minutes and 28 seconds?
Steven Halper - Stifel Nicolaus & Co., Inc. — Analyst
Do the best you can.
David Myers - Express Scripts, Inc. — VP IR
So in the past, we offered two types of programs — voluntary, passive programs and mandatory programs. Passive relied on financial incentives — lower copay should drive members to lower-cost drugs — but financial incentives are limited. So patients like voluntary. These programs weren’t that effective. Mandatory are effective, but people really don’t like being told exactly what they have to do, so there’s this gap. This gap had created about $400 billion a year in waste in pharmacy. So we wanted to close that gap, develop programs that offered mandatory-like results with voluntary-like acceptance.
So we studied behavior economics, segmentation, targeted messaging, predictive modeling, and came up with consumerology, which again, puts the member in the right choice in the first place. Put them in the right choice and make them work hard to

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FINAL TRANSCRIPT
Sep. 08. 2011 / 6:40PM, ESRX — Express Scripts Inc at Stifel, Nicolaus & Company Inc. Healthcare Conference
make a bad choice. So rather than try to get them to accept mail, put them in mail and make them decide they don’t want to be in mail.
So we have many products. So I talked about Select Home Delivery. We have one with networks where we can offer a program where we give members a couple of months’ notice, and if they don’t make a decision, they’re put into a narrow network. Why we did that was about two-thirds of the members today shop at narrow networks. Because the client is using a wide-open network, they’re not getting the benefit of the cheaper pricing. So we tried Select Network. What we found, about 5% of patients opted out, 95% of patients stayed in the narrow network, 90% of claims were filled at a narrow network pharmacy, and all 90% of claims got billed at the lower narrow network rate.
Steven Halper - Stifel Nicolaus & Co., Inc. — Analyst
But when you put a member into a narrow network, that’s with the employer’s or health plan’s permission.
David Myers - Express Scripts, Inc. — VP IR
Yes.
Steven Halper - Stifel Nicolaus & Co., Inc. — Analyst
Right, because ultimately, you’re driving cost savings by using a narrow network.
David Myers - Express Scripts, Inc. — VP IR
That’s exactly right.
Steven Halper - Stifel Nicolaus & Co., Inc. — Analyst
So it’s, so —
David Myers - Express Scripts, Inc. — VP IR
Rather than make all members use that narrow network, those that want the narrow network can opt into it. Those that want a wide-open network can opt into that, and it’s a pure choice program. But we saw most members are aligned with their plan sponsors, willing to help their plan sponsors save money. There’s no lack of convenience, so therefore, we saw a great uptake in our test pilot programs and generated considerable savings. So we’re doing that with formulary compliance, we’re doing that with specialty compliance. We’ve also done predictive modeling that has greatly improved adherence.
And with that, our time is up.
Steven Halper - Stifel Nicolaus & Co., Inc. — Analyst
Landed the plane right on time.

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FINAL TRANSCRIPT
Sep. 08. 2011 / 6:40PM, ESRX — Express Scripts Inc at Stifel, Nicolaus & Company Inc. Healthcare Conference
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FORWARD LOOKING STATEMENTS
Cautionary Note Regarding Forward-Looking Statements
This material may include forward-looking statements, both with respect to us and our industry, that reflect our current views with respect to future events and financial performance. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may,” “would” and similar statements of a future or forward-looking nature may be used to identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond our control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. We believe that these factors include, but are not limited to, the following:
STANDARD OPERATING FACTORS
•	Our ability to remain profitable in a very competitive marketplace is dependent upon our ability to attract and retain clients while maintaining our margins, to differentiate our products and services from others in the marketplace, and to develop and cross sell new products and services to our existing clients;

•	Our failure to anticipate and appropriately adapt to changes in the rapidly changing health care industry;

•	Changes in applicable laws or regulations, or their interpretation or enforcement, or the enactment of new laws or regulations, which apply to our business practices (past, present or future) or require us to spend significant resources in order to comply;

•	Changes to the healthcare industry designed to manage healthcare costs or alter healthcare financing practices;

•	Changes relating to our participation in Medicare Part D, the loss of Medicare Part D eligible members, or our failure to otherwise execute on our strategies related to Medicare Part D;

•	A failure in the security or stability of our technology infrastructure, or the infrastructure of one or more of our key vendors, or a significant failure or disruption in service within our operations or the operations of such vendors;

•	Our failure to effectively execute on strategic transactions, or to integrate or achieve anticipated benefits from any acquired businesses;

•	The termination, or an unfavorable modification, of our relationship with one or more key pharmacy providers, or significant changes within the pharmacy provider marketplace;

•	The termination, or an unfavorable modification, of our relationship with one or more key pharmaceutical manufacturers, or the significant reduction in payments made or discounts provided by pharmaceutical manufacturers;

•	Changes in industry pricing benchmarks;

•	Results in pending and future litigation or other proceedings which would subject us to significant monetary damages or penalties and/or require us to change our business practices, or the costs incurred in connection with such proceedings;

•	Our failure to execute on, or other issues arising under, certain key client contracts;

•	The impact of our debt service obligations on the availability of funds for other business purposes, and the terms and our required compliance with covenants relating to our indebtedness; our failure to attract and retain talented employees, or to manage succession and retention for our Chief Executive Officer or other key executives;
TRANSACTION-RELATED FACTORS
•	Uncertainty as to whether Express Scripts, Inc. (Express Scripts) will be able to consummate the mergers with Medco Health Solutions, Inc. (Medco) on the terms set forth in the merger agreement;

•	The ability to obtain governmental approvals of the mergers;

•	Uncertainty as to the market value of Express Scripts merger consideration to be paid and the stock component of the Medco merger consideration;

•	Failure to realize the anticipated benefits of the mergers, including as a result of a delay in completing the mergers or a delay or difficulty in integrating the businesses of Express Scripts and Medco;

•	Uncertainty as to the long-term value of Express Scripts Holding Company (currently known as Aristotle Holding, Inc.) common shares;

•	Limitation on the ability of Express Scripts and Express Scripts Holding Company to incur new debt in connection with the transaction;

•	The expected amount and timing of cost savings and operating synergies; and

•	Failure to receive the approval of the stockholders of either Express Scripts or Medco for the mergers.
The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in Express Scripts’ most recent reports on Form 10-K and Form 10-Q and the risk factors included in Medco’s most recent reports on Form 10-K and Form 10-Q and other documents of Express Scripts, Express Scripts Holding Company and Medco on file with the Securities and Exchange Commission (“SEC”). Any forward-looking statements made in this material are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except to the extent required by applicable law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
This communication is not a solicitation of a proxy from any stockholder of Express Scripts, Medco or Express Scripts Holding Company. In connection with the Agreement and Plan of Merger among Medco, Express Scripts, Express Scripts Holding Company, Plato Merger Sub Inc. and Aristotle Merger Sub, Inc. (the “Merger”), Medco, Express Scripts and Express Scripts Holding Company, intend to file relevant materials with the SEC, including a Registration Statement on Form S-4 filed by Express Scripts Holding Company that will contain a joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDCO, EXPRESS SCRIPTS, EXPRESS SCRIPTS HOLDING COMPANY AND THE MERGER. The Form S-4, including the joint proxy statement/prospectus, and other relevant materials (when they become available), and any other documents filed by Express Scripts, Express Scripts Holding Company or Medco with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by directing a written request to:
Mackenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
PARTICIPANTS IN THE SOLICITATION
Express Scripts, Express Scripts Holding Company and Medco and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of either Express Scripts and Medco in connection with the Merger. Information about Express Scripts’ directors and executive officers is available in Express Scripts’ definitive proxy statement, dated March 21, 2011, for its 2011 annual general meeting of stockholders. Information about Medco’s directors and executive officers is available in Medco’s definitive proxy statement, dated April 8, 2011, for its 2011 annual general meeting of stockholders. Other information regarding the participants and description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the joint proxy statement/prospectus regarding the Merger that Express Scripts Holding Company will file with the SEC when it becomes available.